Exhibit 99.9

CONSENT OF APPOINTED ACTUARY

I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2020 of my Appointed Actuary’s Report to the Shareholders and Directors dated February 10, 2021 (the “Report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Balance Sheets as at December 31, 2020 and 2019 and their change in the Consolidated Statements of Operations for the years then ended.

/s/ Steven A. Finch
Steven A. Finch Chief Actuary Fellow, Canadian Institute of Actuaries Toronto, Canada

Date: February 10, 2021